EXHIBIT 99.1

GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2023 and 2022

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim consolidated financial statements, the financial statements must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

($ U.S. dollars)	March 31, 2023	December 31, 2022
	(Unaudited)
ASSETS

Current
Cash	$188,631	$977,413
Amounts receivable (Note 4)	6,035,106	8,331,120
Prepaid expenses and deposits	106,316	475,327
Other current assets (Note 7)	237,900	312,900

Total current assets	6,567,953	10,096,760

Long-term
Equipment (Note 5)	2,837,463	3,001,883
Intangibles (Note 6)	4,281,036	4,609,837
Right-of-use asset (Note 10)	2,291,172	2,385,330

Total assets	$15,977,624	$20,093,810

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 16)	$8,043,510	$8,029,062
Deferred revenue	777,399	1,092,982
Current portion of lease liability (Note 10)	345,408	336,229
Credit facility payable (Note 9)	825,510	802,328
Consideration payable (Note 11)	140,000	260,000

Total current liabilities	10,131,827	10,520,601

Long-term
Lease liability, net of current portion (Note 10)	2,273,403	2,362,448
Deferred tax liability	50,117	55,096

Total liabilities	12,455,347	12,938,145

SHAREHOLDERS' EQUITY

Common shares (Note 12(b))	44,095,525	43,375,158
Share based payments reserve (Note 13)	3,002,067	3,296,668
Contingently issuable shares (Note 11)	-	131,184
Warrants (Note 14)	1,925,238	1,925,238
Accumulated other comprehensive income	(275,702)	(269,053)
Accumulated deficit	(45,224,851)	(41,303,530)

Total Shareholders' Equity	3,522,277	7,155,665

Total liabilities and shareholders' equity	$15,977,624	$20,093,810

Nature of operations and going concern (Note 1)

Contingencies and commitments (Note 17)

Subsequent events (Note 19)

Approved by the Board of Directors on May 18, 2023

“JUSTIN KENNA”, Director	“TRAVIS GOFF”, Director

See accompanying notes to the condensed interim consolidated financial statements

1

GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

	Three months ended	Three months ended
($ U.S. dollars)	March 31, 2023	March 31, 2022

Revenue	$5,050,713	$5,040,074

Cost of sales	3,021,210	3,394,873

Gross profit (Note 18)	2,029,503	1,645,201

Other income
Interest and other income	84	3,020

Total other income	84	3,020

Expenses
Salaries, consulting and management fees (Note 16)	2,934,311	2,660,889
Player compensation	499,402	439,685
Professional fees	855,368	393,243
General office expenses	378,356	330,216
Selling and marketing expenses	176,386	282,438
Travel expenses	119,498	255,685
Shareholder communications and filing fees	80,612	21,321
Interest expense and financing fees	82,602	90,105
Bad debt expense	8,680	-
Foreign exchange loss	932	3,896
Share-based compensation (Note 13, 16)	565,380	500,143
Amortization (Notes 6 and 10)	591,360	682,558

Total expenses	6,292,887	5,660,179

Loss for the period before income taxes	(4,263,300)	(4,011,958)
Income tax (recovery)	(5,027)	(18,329)
Loss for the period	(4,258,273)	(3,993,629)

Other comprehensive (loss) income
Items that will subsequently be reclassified to operations:
Foreign currency translation	(6,649)	103,775

Total comprehensive loss for the period	$(4,264,922)	$(3,889,854)

(Loss) for the period attributable to:
Owners of the parent	(4,258,273)	(4,007,347)
Non-controlling interest (Note 15)	-	13,718
	$(4,258,273)	$(3,993,629)
Basic and diluted net loss per share	$(0.01)	$(0.02)

Weighted average number of common shares outstanding - basic and diluted	310,027,875	244,381,900

See accompanying notes to the condensed interim consolidated financial statements

2

GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

($ U.S. dollars)	Common stock	Contributed Surplus	Warrants	Contingently Issuable Shares and Options	Accumulated other comprehensive (loss) income	Non-Controlling Interest	Accumulated Deficit	Shareholders' Equity
	$	$	$	$	$	$	$	$
Balance, January 1, 2023	43,375,158	3,296,668	1,925,238	131,184	(269,053)	-	(41,303,530)	7,155,665
Contingent consideration on acquisition of Cut+Sew (Note 11)	131,184	-	-	(131,184)	-	-	-	-
Options (Note 13(a))	-	113,566	-	-	-	-	-	113,566
Options expired (Note 13(a))	-	(333,367)	-	-	-	-	333,367	-
Restricted share units (Note 13(b))	-	451,814	-	-	-	-	-	451,814
Restricted share units exercised (Note 13(b))	523,029	(523,029)	-	-	-	-	-	-
Restricted share units cancelled (Note 13(b))	-	(3,585)	-	-	-	-	3,585	-
Shares issued for debt (Note 13(b))	66,154	-	-	-	-	-	-	66,154
Other comprehensive (loss)	-	-	-	-	(6,649)	-	-	(6,649)
Net (loss) for the period	-	-	-	-	-	-	(4,258,273)	(4,258,273)
Balance, March 31, 2023	44,095,525	3,002,067	1,925,238	-	(275,702)	-	(45,224,851)	3,522,277

Balance, January 1, 2022	36,218,116	3,101,014	2,287,484	52,662	135,981	(90,474)	(24,059,541)	17,645,242
Options granted (Note 13(a))	-	224,261	-	-	-	-	-	224,261
Options expired (Note 13(a))	-	(344,913)	-	-	-	-	344,913	-
Restricted share units (Note 13(b))	-	275,882	-	-	-	-	-	275,882
Other comprehensive income	-	-	-	-	103,775	-	-	103,775
Net (loss) for the period	-	-	-	-	-	13,718	(4,007,347)	(3,993,629)
Balance, March 31, 2022	36,218,116	3,256,244	2,287,484	52,662	239,756	(76,756)	(27,721,975)	14,255,531

See accompanying notes to the condensed interim consolidated financial statements

3

GAMESQUARE ESPORTS INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($ U.S. dollars)	Three months ended March 31, 2023	Three months ended March 31, 2022

CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net (loss)	$(4,258,273)	$(3,993,629)
Adjustment for:
Income tax recovery	(5,027)	(18,329)
Share-based compensation (Note 13)	565,380	500,143
Interest expense (Notes 9 and 10)	77,635	90,080
Amortization (Notes 5, 6 and 10)	591,360	682,558
Bad debt	8,680	-

	(3,020,245)	(2,739,177)

Net change in non‑cash working capital	2,496,364	(1,297,593)
Net cash flow used in operating activities	(523,881)	(4,036,770)

FINANCING ACTIVITIES
Repayment of loans (Note 9(a))	-	(149,442)
Principal reduction in lease liability (Note 10)	(134,319)	(132,188)

Net cash flow from financing activities	(134,319)	(281,630)

INVESTING ACTIVITIES
Payment of contingent consideration on acquisition of Cut+Sew	(120,000)	-
Equipment purchase (Note 5)	-	(42,018)

Net cash flow from investing activities	(120,000)	(42,018)

Effect of exchange rate changes on cash	(10,582)	9,885
CHANGE IN CASH	(788,782)	(4,350,533)
CASH, beginning of the period	977,413	6,028,232
CASH, end of the period	$188,631	$1,677,699

SUPPLEMENTAL INFORMATION:
Value of shares issued for contingent consideration on Cut+Sew	131,184	-
Value of shares issued for debt	66,154	-
Interest paid	4,967	25

See accompanying notes to the condensed interim consolidated financial statements

4

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 (Unaudited)
(Amounts in U.S. dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

GameSquare Esports Inc. (formerly Magnolia Colombia Ltd.) (the “Company” or “GameSquare”) was incorporated under the Ontario Business Corporations Act on June 01, 2009. The Company is a publicly traded company with the registered office located at 150 York Street, Suite 1008, Toronto, Ontario, M5H 3S5, Canada.

GameSquare is focused on the esports market. The Company bridges the gap between global brands and the gaming and esports communities. GameSquare does this by signing talent in the influencer, on-screen talent and player categories as well as adding new companies to its roster of global brand relationships. On October 2, 2020, the Company completed a reverse acquisition with GameSquare (Ontario) Inc., which acquired all the outstanding shares of Code Red Esports Ltd. (“Code Red”) on the same day. On December 1, 2020, the Company completed the amalgamation with GameSquare (Ontario) Inc. On March 16, 2021, the Company acquired all the outstanding shares of Reciprocity Corp. (“Reciprocity”), which owned 100% of common shares of GCN Inc. (“GCN”), 100% of common shares of GameSquare Esports (USA) Inc. and 40% of the common shares of Biblos Gaming S.A. de C.V. (“Biblos”). On June 30, 2021, the Company acquired all the outstanding shares of NextGen Tech, LLC (dba. Complexity Gaming) (“Complexity”). On July 27, 2021, the Company acquired 100% of the outstanding shares of Swingman LLC. (dba Cut+Sew and Zoned) (“Cut+Sew”). The Company was traded on the Canadian Securities Exchange (CSE) under the symbol “GSQ” and on the OTCQB Venture Market in the Unites States under the symbol “GMSQF” until April 11, 2023 (refer to Subsequent Events Note 19).

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries listed in the following table:

	Country of	Functional
Name of Subsidiary	Incorporation	Currency	Ownership Percentage
			March 31,	December 31,
			2023	2022

Code Red Esports Ltd. ("Code Red")	England and Wales	UK pound sterling	100%	100%
GameSquare Esports (USA) Inc. (dba as Fourth Frame Studios)	USA	U.S. Dollar	100%	100%
Biblos Gaming SA ("Biblos")	Mexico	Mexican Peso	NA	NA
GCN Inc. ("GCN")	USA	U.S. Dollar	100%	100%
NextGen Tech, LLC (dba as Complexity Gaming) ("Complexity")	USA	U.S. Dollar	100%	100%
Swingman LLC. (dba Cut+Sew and Zoned) (“Cut+Sew”)	USA	U.S. Dollar	100%	100%
Mission Supply LLC	USA	U.S. Dollar	100%	100%

During the year ended December 31, 2022, the Company sold its 40% interest in Biblos.

The accompanying condensed interim consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, the condensed interim consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and meet its liabilities and commitments in other than the normal course of business and at amounts different from those in the consolidated financial statements. Such adjustments could be material.

As of March 31, 2023, the Company had a working capital deficit of $3,563,874 (December 31, 2022 – working capital deficit of $423,841). On June 30, 2022, the Company entered into an agreement for a $5 million credit facility for a one-year term, subject to extension, which will provide the Company with access to capital, if required, to execute on its strategic priorities. As of March 31, 2023, the Company had drawn down $750,000 on the credit facility (see Notes 9 and 19). The Company’s continuation as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet current and future obligations and ultimately achieve profitable operations. Management intends to finance operating costs over the next twelve months with issuance of common shares, loans, drawdowns on its credit facility or profits from its business activities. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These matters represent material uncertainties that cast significant doubt on the Company’s ability to continue as a going concern.

5

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 (Unaudited)
(Amounts in U.S. dollars)

2. BASIS OF PRESENTATION

The accompanying condensed interim consolidated financial statements have been prepared by management in conformity with IAS 34, Interim Financial Reporting and do not include all the disclosures required in full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2022.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 18, 2023.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies

The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2022, with the exception of the following new accounting standards noted below.

New accounting standards

Effective January 1, 2023, the Company adopted the following new accounting standards. Adoption of these standards on January 1, 2023 did not have a material impact on the Company’s consolidated financial statements.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument.

4. AMOUNTS RECEIVABLE

Amounts receivable balances as at March 31, 2023 and December 31, 2022 consist of:

	March 31, 2023	December 31, 2022
Trade receivables	$5,784,508	$8,114,542
HST receivable	128,017	88,874
Other receivables	122,581	127,704

Balance, end of period	$6,035,106	$8,331,120

6

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 (Unaudited)
(Amounts in U.S. dollars)

5. EQUIPMENT

	Equipment	Leasehold improvements	Total

Cost:

Balance, January 1, 2023	$269,656	$3,655,619	$3,925,275
Effect of foreign exchange	119	-	119

Balance, March 31, 2023	$269,775	$3,655,619	$3,925,394

Depreciation:

Balance, January 1, 2023	$140,209	$783,183	$923,392
Depreciation charge for the period	28,319	136,163	164,482
Effect of foreign exchange	57	-	57

Balance, March 31, 2023	$168,585	$919,346	$1,087,931

Net book value:
Balance, March 31, 2023	$101,190	$2,736,273	$2,837,463
Balance, January 1, 2023	$129,447	$2,872,436	$3,001,883

Cost:

Balance, January 1, 2022	$238,988	$3,655,734	$3,894,722
Additions	31,251	-	31,251
Effect of foreign exchange	(583)	(115)	(698)

Balance, December 31, 2022	$269,656	$3,655,619	$3,925,275

Depreciation:

Balance, January 1, 2022	$27,434	$238,530	$265,964
Depreciation charge for the period	112,938	544,653	657,591
Effect of foreign exchange	(163)	-	(163)

Balance, December 31, 2022	$140,209	$783,183	$923,392

Net book value:
Balance, December 31, 2022	$129,447	$2,872,436	$3,001,883
Balance, January 1, 2022	$211,554	$3,417,204	$3,628,758

7

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 (Unaudited)
(Amounts in U.S. dollars)

6. INTANGIBLES AND GOODWILL

Intangibles

The components of intangible assets as of March 31, 2023 and December 31, 2022 are as follows:

	Customer relationships	Brand name	Total

Balance, December 31, 2021	$2,000,320	$5,366,122	$7,366,442

Amortization	(471,211)	(1,177,859)	(1,649,070)
Effect of foreign exchange	(109,356)	(296,756)	(406,112)
Impairment	(472,018)	(229,405)	(701,423)

Balance, December 31, 2022	$947,735	$3,662,102	$4,609,837

Amortization	(70,350)	(262,370)	(332,720)
Effect of foreign exchange	807	3,112	3,919

Balance, March 31, 2023	$878,192	$3,402,844	$4,281,036

On June 30, 2021, the Company acquired all the outstanding shares of Complexity. The intangible assets acquired consisted of the Complexity brand name and its ties to the Dallas Cowboys. On July 27, 2021, the Company acquired all the issued and outstanding shares of Cut+Sew. The intangible assets acquired consisted of the Cut+Sew brand name and customer relationships.

The Company reviews the carrying value of its intangible assets with definite lives at each reporting period for indicators of impairment. During the year ended December 31, 2022, the Company recorded an impairment of intangible assets acquired on the acquisition of Code Red of $701,423.

7. OTHER CURRENT ASSETS

Other assets consist of acquisition costs of players and security deposits. Acquisition costs of players are amortized on a straight-line basis over the players’ contract terms.

8. ASSETS AND LIABILITIES HELD FOR SALE

(a) Biblos

During the year ended December 31, 2022, the Company entered into an agreement to sell it’s 40% share of Biblos for $125,000. The net carrying amount of the assets and liabilities related to Biblos was $78,085 at the date of disposition. As a result, the Company recorded a gain on the disposition of Biblos of $46,915.

(b) Irati Energy Corporation (“Irati”)

Irati is a private company primarily focused on the development of its northern oilshale block located in Brazil.

On April 25, 2022, the Company sold its investment in Irati for $49,356 (CAD$62,635) or CAD$0.05 per common share of Irati.

8

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 (Unaudited)
(Amounts in U.S. dollars)

9. CREDIT FACILITY PAYABLE

On June 30, 2022, the Company entered into an agreement for a $5 million credit facility (the “Facility”) for a one-year term with Goff & Jones Lending Co, LLC., a related party to the Company. The Facility matures on June 30, 2023 (the “Maturity Date”). The Company may, by written notice to the lender, extend the Maturity Date by one year from the date of the then applicable Maturity Date; provided that any such request is made no more than 90 days or less than 45 days, prior to the then applicable Maturity Date. Interest accrues on the outstanding principal amount of the Facility from and including the date of the advance of funds, as well as on all overdue amounts outstanding in respect of interest, costs or other fees, expenses or other amounts payable under the Facility, at an interest rate, calculated and payable in arrears on (i) the last business day of each calendar month, (ii) the date of any prepayment of all or any portion of the principal amount of the Facility, and (iii) the Maturity Date (each, an “Interest Payment Date”), as well as after each of maturity, default and judgment. The Facility bears interest based on the sum of the SOFR published for the second U.S. Government Securities Business Day prior to the end of the period ending on an Interest Payment Date. The Facility provides for the issuance of warrants to the lender on the date of signing of the Facility and with respect to each draw down on the Facility. During the year ended December 31, 2022, the Company drew down $750,000 on the credit facility, accrued a $50,000 structuring fee and issued 5,277,462 warrants under the terms of the Facility. During ended three months ended March 31, 2023, the Company accrued $23,182 in interest on the loan. As at March 31, 2023, the principal and accrued interest were carried at $825,510 (December 31, 2022 - $802,328). In addition, the Company incurred legal costs of $80,133 during the three months ended March 31, 2023, in connection with the Facility, included in accounts payable and accrued liabilities in the condensed interim consolidated statements of financial position. See Note 19.

10. LEASE

On June 30, 2021, the Company acquired Complexity. Complexity leases a building in Frisco, Texas. The lease commenced on April 9, 2019 and expires in April 2029. The lease had a carrying amount of $2,950,277 at the date of acquisition of Complexity. The amortization charge during the period was $94,158 (three months ended March 31, 2022 - $94,158).

	Cost	Amortization	Balance

Balance, December 31, 2021	$2,950,277	$(188,316)	$2,761,961
Additions	-	(376,631)	(376,631)
Balance, December 31, 2022	$2,950,277	$(564,947)	2,385,330
Additions	-	94,158)	(94,158)
Balance, March 31, 2023	$2,950,277	$(659,105)	$2,291,172

The lease liability is measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expenses and a reduction of the lease liability using the Company’s incremental borrowing rate to achieve a constant rate of interest on the remaining balances of the liabilities. For the three months ended March 31, 2023, the Company recognized $54,453 (three months ended March 31, 2022 - $60,771) in interest expense related to its lease liabilities.

9

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 (Unaudited)
(Amounts in U.S. dollars)

10. LEASE (continued)

A reconciliation of the lease liabilities for the three months ended March 31, 2023 and the year ended December 31, 2022 is as follows:

	Three months ended	Years ended
	March 31, 2023	December 31, 2022

Balance, beginning of period	$2,698,677	$3,000,031
Cash outflows	(134,319)	(535,147)
Finance costs	54,453	233,793

	$2,618,811	$2,698,677

	March 31, 2023	December 31, 2022

Lease Liability - current	$345,408	$336,229
Lease Liability - non-current	2,273,403	2,362,448

	$2,618,811	$2,698,677

Future minimum payments due under the Company’s operating leases are as follows:

Year ended December 31	Operating Lease Payment

2023	$409,356
2024	545,808
2025	545,808
2026	545,808
Thereafter	1,273,552

Total Lease Payments	3,320,332
Less Imputed Interest	(701,521)

Total	2,618,811
Less: current portion	(345,408)

Lease Liability, Net of Current Portion	$2,273,403

11. CONSIDERATION PAYABLE

On July 27, 2021, the Company acquired 100% of the issued and outstanding shares of Cut+Sew, a privately held marketing agency operating in the sports and esports industries. As consideration for the acquisition, the Company paid $2,385,117 (CAD$3,000,000) in cash and issued 2 million of its common shares with an estimated fair value of $191,498 (CAD$240,866).

Additionally, certain members of Cut+Sew became entitled to receive (i) up to $970,045 (CAD$1,250,000) paid in common shares of the Company and up to $116,405 (CAD$150,000) paid in cash if Cut+Sew generates up to $1.0 million of EBITDA in the 12 months following the closing date of July 27, 2021 of the acquisition, and (ii) up to $1,715,040 (CAD$2,210,000) paid in common shares of the Company and up to $186,249 (CAD$240,000) paid in cash if Cut+Sew generates EBITDA of up to $1.5 million in the period of 12 to 24 months following the Closing date of July 27, 2021, for a maximum contingent consideration of up to $6.09 million (CAD$7.85 million) paid in cash and common shares. The estimated fair value of the contingent consideration at the date of acquisition was $52,662.

10

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 (Unaudited)
(Amounts in U.S. dollars)

11. CONSIDERATION PAYABLE (continued)

During the year ended December 31, 2022, the Company revised the value of the contingent consideration, based the achievement certain of the EBITDA targets by Cut+Sew, as the Company expected to pay $260,000 in cash and issue 1,421,418 common shares of the Company with an estimated value of $131,184. During the three months ended March 31, 2023, the Company issued 1,421,418 common shares of the Company and paid $120,000 in cash against the outstanding consideration payable.

12. CAPITAL STOCK

a) Authorized

The authorized share capital of the Company, which has no par value, is comprised of the following:

(i)	Unlimited common shares – common shares shall be convertible at the option of the holder into proportionate voting shares on the basis of 100 common shares per 1 proportionate voting share.
(ii)

Unlimited Proportionate Voting Shares (“PVS”) – each PVS shall be convertible at the option of the holder into common shares at a ratio of 100 common shares per PVS. Each PVS is entitled to 100 votes per PVS at shareholder meetings of the Company.

b) Share Capital

	Number of Proportionate Voting Shares	Number of common shares	Amount
Balance as of December 31, 2021	-	244,381,900	$36,218,116

Private placements	-	59,855,285	6,162,534
Share issue costs	-	-	(64,834)
RSUs exercised	-	3,304,281	1,059,342
Conversion from Common to Proportionate Voting Shares	150,000	(15,000,000)	-

Balance as of December 31, 2022	150,000	292,541,466	$43,375,158

Contingent consideration on acquisition of Cut+Sew (Note 11)	-	1,421,418	131,184
Issued for debt	-	441,025	66,154
RSUs exercised	-	4,808,966	523,029

Balance as of March 31, 2023	150,000	299,212,875	$44,095,525

On May 30, 2022, the Company closed the first tranche of a non-brokered private placement. The Company issued 20,040,429 common shares of the Company at a price of CAD$0.14 per common share for gross proceeds of $2,215,811 (CAD$2,805,660). The Company incurred legal and other expenses totaling $38,063 in connection with the private placement.

On June 23, 2022, 15,000,000 common shares were converted into 150,000 PVS.

On July 20, 2022, the Company closed the second tranche of a non-brokered private placement. The Company issued 926,285 common shares of the Company at a price of CAD$0.14 per common share for gross proceeds of $100,652 (CAD$129,680).

On August 11, 2022, the Company closed the third tranche of a non-brokered private placement. The Company issued 8,988,571 common shares of the Company at a price of CAD$0.14 per common share for gross proceeds of $986,748 (CAD$1,258,400). The Company incurred legal and other expenses totaling $42,822 in connection with the private placement.

11

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 (Unaudited)
(Amounts in U.S. dollars)

12. CAPITAL STOCK (continued)

b) Share Capital (continued)

On September 30, 2022, the Company closed a non-brokered private placement financing of 29,900,000 units at a price of CAD$0.14 per unit for gross proceeds of $3,000,000 (CAD$4,186,000). Each unit consists of one common share of the Company and 0.20 of one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one additional common share at an exercise price of CAD$0.20 commencing on September 30, 2023 and expiring on September 30, 2027. The gross proceeds were prorated to common shares and warrants based on their relative fair values. See Note 14. The Company incurred legal and other expenses totaling $22,012 in connection with the private placement.

During the year ended December 31, 2022, 3,304,281 shares were issued on the exercise of RSUs (see Note 13(b).

On March 10, 2023, 1,421,418 common shares of the Company were issued for consideration on the acquisition of Cut+Sew. See Note 11.

On March 24, 2023, 441,025 commons shares were issued in settlement of outstanding amounts payable of $66,154.

During the three months ended March 31, 2023, 4,808,966 shares were issued on the exercise of RSUs (see Note 13(b)).

13. SHARE BASED PAYMENTS

a) Options

The Company has granted options for the purchase of common shares to its directors, consultants, employees and officers. The aggregate number of shares that may be issuable pursuant to options granted under the Company’s stock option plan (the “Option Plan”) will not exceed 10% of the issued common shares of the Company at the date of grant. No more than 5% of the issued shares of the Company may be granted to any one optionee. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options may not be less than the greater of CAD$0.05 and the market price, subject to all applicable regulatory requirements.

The following is a summary of stock options outstanding at March 31, 2023 and December 31, 2022 and changes during the periods then ended.

	Number of stock options	Weighted average exercise price (CAD$)
Balance as of December 31, 2021	19,381,819	$0.45

Granted	4,600,000	0.32
Cancelled	(1,775,861)	0.46

Balance as of December 31, 2022	22,205,958	$0.42

Granted	1,000,000	0.13
Cancelled	(3,000,000)	0.40

Balance as of March 31, 2023	20,205,958	$0.41

12

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 (Unaudited)
(Amounts in U.S. dollars)

13. SHARE BASED PAYMENTS (continued)

a) Options (continued)

Information relating to share options outstanding as at March 31, 2023 is as follows:

Exercise price (CAD$)	Options outstanding	Options exercisable	Expiry date	Weighted average grant date fair value vested	Weighted average remaining life in years
$0.61	34,483	34,483	October 1, 2023	1,816	0.50
$0.41	350,000	350,000	April 28, 2024	42,771	1.08
$0.48	925,000	925,000	November 25, 2025	252,521	2.66
$0.44	2,000,000	2,000,000	January 22, 2026	283,601	2.82
$0.50	250,000	250,000	February 24, 2026	43,985	2.91
$0.47	500,000	500,000	March 2, 2026	84,507	2.92
$0.44	1,000,000	1,000,000	March 16, 2026	155,354	2.96
$0.47	1,100,000	975,000	April 28, 2026	133,838	3.08
$0.51	2,300,000	2,300,000	July 5, 2026	392,038	3.27
$0.44	6,396,475	3,770,722	September 21, 2026	776,238	3.48
$0.35	200,000	100,000	February 16, 2027	8,715	3.88
$0.35	1,150,000	1,150,000	March 1, 2027	35,883	3.92
$0.35	950,000	550,000	March 24, 2027	14,090	3.98
$0.18	1,287,500	-	August 31, 2027	31,329	4.42
$0.20	312,500	312,500	August 31, 2027	16,348	4.42
$0.13	250,000	-	September 14, 2027	4,289	4.46
$0.20	200,000	-	November 21, 2027	1,738	4.65
$0.13	1,000,000	281,250	February 22, 2033	28,153	9.91

Total	20,205,958	14,498,955		$2,307,214	3.71

On February 15, 2022, the Company granted 200,000 options to a consultant of the Company. The options vested on February 15, 2023. Each option is exercisable at a price of CAD$0.35 per common share and expire February 16, 2027. The fair market value of the options of $10,541 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.23 based on the closing price of the Company’s shares on February 14, 2022, risk free rate of 1.82%, expected volatility of 46.92%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the three months ended March 31, 2023, the Company expensed $1,096 in share-based compensation related to the vesting of these options.

On February 28, 2022, the Company granted 1,400,000 options to consultants of the Company. The options vested on March 1, 2023. Each option is exercisable at a price of CAD$0.35 per common share and expire March 1, 2027. The fair market value of the options of $43,204 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.19 based on the closing price of the Company’s shares on February 27, 2022, risk free rate of 1.64%, expected volatility of 46.95%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the three months ended March 31, 2023, the Company expensed $3,142 in share-based compensation related to the vesting of these options.

On March 23, 2022, the Company granted 950,000 options to a consultant of the Company. 150,000 options vested on the date of grant with the remaining options vesting in 8 equal installments every three months starting June 23, 2022. Each option is exercisable at a price of CAD$0.35 per common share and expire March 24, 2027. The fair market value of the options of $16,548 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.13 based on the closing price of the Company’s shares on March 22, 2022, risk free rate of 2.2%, expected volatility of 46.92%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the three months ended March 31, 2023, the Company expensed $1,479 in share-based compensation related to the vesting of these options.

13

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 (Unaudited)
(Amounts in U.S. dollars)

13. SHARE BASED PAYMENTS (continued)

a) Options (continued)

On August 31, 2022, the Company granted 1,287,500 options to employees and consultants of the Company. 643,750 options vest on August 31, 2023 and 643,750 options vest on August 31, 2024. Each option is exercisable at a price of CAD$0.18 per common share and expire August 31, 2027. The fair market value of the options of $71,952 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.16 based on the closing price of the Company’s shares on August 30, 2022, risk free rate of 3.34%, expected volatility of 52.68%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the three months ended March 31, 2023, the Company expensed $13,300 in share-based compensation related to the vesting of these options.

On August 31, 2022, the Company granted 312,500 options to employees and consultants of the Company. The options vested immediately on the date of grant. Each option is exercisable at a price of CAD$0.20 per common share and expire August 31, 2027. The fair market value of the options of $16,348 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.16 based on the closing price of the Company’s shares on August 30, 2022, risk free rate of 3.34%, expected volatility of 52.68%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options was amortized over the vesting period.

On September 14, 2022, the Company granted 250,000 options to the COO of the Company. 125,000 of the options vest on September 14, 2023 and 125,000 options vest on September 14, 2024. Each option is exercisable at a price of CAD$0.13 per common share and expire September 14, 2027. The fair market value of the options of $10,547 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.12 based on the closing price of the Company’s shares on September 13, 2022, risk free rate of 3.39%, expected volatility of 51.81%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the three months ended March 31, 2023, the Company expensed $1,950 in share-based compensation related to the vesting of these options.

On November 21, 2022, the Company granted 600,000 options to directors of the Company. the options vest on March 1, 2023. Each option is exercisable at a price of CAD$0.35 per common share and expire March 1, 2027. The fair market value of the options of $16,716 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.19 based on the closing price of the Company’s shares on February 25, 2022, risk free rate of 1.64%, expected volatility of 44.92%, an estimated life of 4.3 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the three months ended March 31, 2023, the Company expensed $10,030 in share-based compensation related to the vesting of these options.

On November 21, 2022, the Company granted 200,000 options to employees of the Company. 100,000 of the options vest on November 21, 2023 and 100,000 of the options vest on November 21, 2024. Each option is exercisable at a price of CAD$0.20 per common share and expire November 21, 2027. The fair market value of the options of $6,510 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.11 based on the closing price of the Company’s shares on November 18, 2022, risk free rate of 3.26%, expected volatility of 65.34%, an estimated life of 5 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the three months ended March 31, 2023, the Company expensed $1,204 in share-based compensation related to the vesting of these options.

During the year ended December 31, 2022, 1,775,861 options with weighted average exercise prices of CAD$0.46, expired, unexercised.

On February 22, 2023, the Company granted 1,000,000 options to a consultant of the Company. 250,000 of the options vest on the date of grant with the remaining 750,000 options vesting in 24 equal monthly installments. Each option is exercisable at a price of CAD$0.13 per common share and expire February 22, 2033. The fair market value of the options of $72,541 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$0.13 based on the closing price of the Company’s shares on February 21, 2023, risk free rate of 3.37%, expected volatility of 66.72%, an estimated life of 10 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period. During the three months ended March 31, 2023, the Company expensed $28,153 in share-based compensation related to the vesting of these options.

14

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 (Unaudited)
(Amounts in U.S. dollars)

13. SHARE BASED PAYMENTS (continued)

a) Options (continued)

On March 16, 2023, 3,000,000 options with exercise prices of CAD$0.40, expired, unexercised.

b) Restricted share units (“RSU”)

On June 4, 2021, the Company adopted a restricted share unit (“RSU”) plan (the “RSU Plan”). The Plan provides for the grant of RSUs to employees, officers or directors of the Company and allows the Company the ability to issue on common share from treasury for each RSU held on the vesting date as determined by the board on the date of grant. The aggregate number of shares that may be issuable pursuant to RSUs granted under the Company’s RSU Plan together with the Option plan will not exceed 10% of the issued common shares of the Company at the date of grant. The number of shares to be reserved for issue under the RSU Plan together with shares reserved for issuance under the Option Plan to any one person within a twelve-month period may not exceed 5% of the number of shares issued and outstanding.

On February 15, 2022, the Company granted 200,000 RSUs to a consultant of the Company. The RSUs vest on February 15, 2023. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the three months ended March 31, 2023, 100,000 of these RSUs were exercised for 100,000 common shares of the Company and the Company recognized an expense of $3,674.

On March 23, 2022, the Company granted 800,000 RSUs to a consultant of the Company. The RSUs vest in 8 equal installments every three months starting June 24, 2022. The estimated fair value of the RSUs on the date of grant is amortized over the vesting periods. During the three months ended March 31, 2023, the Company recognized an expense of $8,455. On July 26, 2022, 100,000 of the RSUs were exercised for 100,000 common shares of the Company and on January 11, 2023, 200,000 of these RSUs were exercised for 200,000 common shares of the Company.

On August 31, 2022, the Company granted 1,250,000 RSUs to an employee of the Company. The RSU will vest on the date on which the Company’s common shares start trading on the New York Stock Exchange (“NYSE”) or NASDAQ if such date occurs prior to November 30, 2024. The estimated fair value of the RSUs on the date of grant is amortized over the vesting period. During the three months ended March 31, 2023, the Company recognized an expense of $64,455.

On December 31, 2022, the Company granted 2,000,000 RSUs to the CEO of the Company. The RSUs vested immediately on the date of grant. The estimated fair value of the RSUs on the date of grant was amortized over the vesting period. On January 11, 2023, these RSUs were exercised for 2,000,000 common shares of the Company.

During the year ended December 31, 2022, 3,304,281 vested RSUs were exchanged for common shares of the Company.

On February 22, 2023, the Company granted 1,000,000 RSUs to a consultant of the Company. 250,000 of the RSUs vested on the date of grant with the remaining 750,000 RSUs vesting in 24 equal monthly installments. The estimated fair value of the RSUs on the date of grant is amortized over the vesting period. During the three months ended March 31, 2023, the Company recognized an expense of $37,255.

On March 10, 2023, the Company granted 2,261,112 RSUs to directors, officers, employees and consultants of the Company. The RSUs vested immediately on the date of grant. On March 24, 2023, 2,231,112 of these RSUs were exercised for 2,231,112 common shares of the Company and 30,000 were cancelled. The estimated fair value of the RSUs on the date of grant is amortized over the vesting period. During the three months ended March 31, 2022, the Company recognized an expense of $270,213.

As at March 31, 2023, 4,610,023 RSUs were outstanding, of which 920,177 were vested.

15

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 (Unaudited)
(Amounts in U.S. dollars)

14. WARRANTS

The following is a summary of warrants outstanding at March 31, 2023 and December 31, 2022 and changes during the periods then ended.

	Number of warrants	Weighted average exercise prices (CAD$)	Grant date fair value
Balance, December 31, 2021	46,186,841	$0.49	$2,287,484

Private placements	6,000,000	$0.20	140,677
Warrants issued for credit facility	5,277,462	0.14	96,359
Warrants expired	(12,572,900)	0.40	(599,282)
Balance, March 31, 2023 and December 31, 2022	44,891,403	$0.49	$1,925,238

On June 30, 2022, 4,494,286 warrants were issued in connection with a credit facility (Note 9). Each warrant entitles the holder to purchase one common share of the Company at a price of CAD$0.14 until June 30, 2024. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of CAD$0.105, expected dividend yield of 0%, expected volatility of 48.06%, based on the historical volatility of comparable companies, a risk-free interest rate of 3.1% and an expected life of 2 years. The estimated fair value of the warrants of $69,215 is included in interest and financing fees in the consolidated statements of loss and comprehensive loss.

In connection with the private placement on September 30, 2022 (Note 13(b)), 6,000,000 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.20 commencing on September 30, 2023 until September 30, 2027. The fair value of the warrants of $140,677, was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of CAD$0.09, expected dividend yield of 0%, expected volatility of 64.69%, based on the historical volatility of comparable companies, a risk-free interest rate of 3.32% and an expected life of 5 years.

On December 23, 2022, 783,176 warrants were issued in connection with a draw down on a credit facility (Note 9). Each warrant entitles the holder to purchase one common share of the Company at a price of CAD$0.13 until June 30, 2024. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price of CAD$0.125, expected dividend yield of 0%, expected volatility of 78.29%, based on the historical volatility of comparable companies, a risk-free interest rate of 3.9% and an expected life of 1.5 years. The estimated fair value of the warrants of $27,144 is included in interest and financing fees in the consolidated statements of loss and comprehensive loss.

During the year ended December 31, 2022, 12,572,900 warrants, with exercise prices of CAD$0.40, expired, unexercised.

At March 31, 2023, outstanding warrants to acquire common shares of the Company were as follows:

Exercise price (CAD$)	Number of warrants	Expiry date	Weighted average remaining life in years
$0.60	21,250,000	Saturday, July 22, 2023	0.31
$0.60	1,357,441	Monday, February 19, 2024	0.89
$0.60	9,519,000	Monday, March 4, 2024	0.93
$0.14	4,494,286	Sunday, June 30, 2024	1.25
$0.13	783,176	Sunday, June 30, 2024	1.25
$0.40	1,487,500	Monday, July 22, 2024	1.31
$0.20	6,000,000	Thursday, September 30, 2027	4.50

Total	44,891,403		1.16

16

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 (Unaudited)
(Amounts in U.S. dollars)

15. NON-CONTROLLING INTEREST

On March 16, 2021, the Company acquired all the issued and outstanding common shares of Reciprocity which held a 40% interest in Biblos. During the year ended December 31, 2022, the Company entered into an agreement to sell it’s 40% interest in Biblos (see Note 8).

The following summarizes the changes in non-controlling interest in Biblos:

Balance, December 31, 2021	$(90,474)
Share of profit for the period	13,718
Non-controlling interest on sale of Biblos	76,756
Balance, March 31, 2023 and December 31, 2022	$-

16. RELATED PARTY TRANSACTIONS

Key management personnel compensation:

	Three months ended March 31, 2023	Three months ended March 31, 2022
Short term employee benefits	$552,584	$255,617
Share-based payments	182,040	124,578
Short term employee benefits	$734,624	$380,195

The Company recorded $182,040 in share-based compensation related to the vesting of options and RSUs granted during the three months ended March 31, 2023, the year ended December 31, 2022 and the 13 months ended December 31, 2021 (see Notes 13(a) and (b)).

Other related party transactions:

Included in accounts payable and accrued liabilities at March 31, 2023 is $406,414 (December 31, 2022 - $152,097) owed to the chairman of the board of directors of the Company and $4,323 owed to directors for expense reimbursement. The amounts are due on demand, unsecured, and non-interest bearing.

On June 30, 2022, the Company entered into an agreement for a $5 million credit facility (the “Facility”) for a one-year term with Goff & Jones Lending Co, LLC., a related party to the Company by virtue of one of its directors. The Facility matures on June 30, 2023 (the “Maturity Date”). During the three months ended March 31, 2023, the Company accrued $23,182 in interest and $80,133 in legal fees in connection with the Facility (see Note 9). As at March 31, 2023, the principal and accrued interest were carried at $825,510 and $80,133 was included in accounts payable and accrued liabilities.

See Notes 9, 17 and 19.

17. CONTINGENCIES AND COMMITMENTS

Management Commitments

The Company is party to certain management contracts. These contracts require payments of approximately $1,200,000 to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately $600,000 pursuant to the terms of these contracts. As a triggering event has not taken place as of the end of the year, these amounts have not been recorded in these consolidated financial statements.

17

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 (Unaudited)
(Amounts in U.S. dollars)

17. CONTINGENCIES AND COMMITMENTS (continued)

Former Activities

The Company was previously involved in oil and gas exploration activities in Canada, the United States and Colombia. The Company ceased all direct oil and gas exploration activities in 2014. While management estimated that the exposure to additional liabilities from its former oil and gas activities over and above the reclamation deposits held in trust for the Alberta Energy Regulator of CAD$350,725 ($259,163) to be remote, the outcome of any such contingent matters is inherently uncertain.

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at period end, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to net income (loss) in that period.

COVID-19

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

18. REVENUE AND SEGMENTED INFORMATION

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (“CODM”). The CODM has been determined to be the Company’s Chief Executive Officer as he is primarily responsible for the allocation of resources and the assessment of performance. The CODM uses net income, as reviewed at periodic business review meetings, as the key measure of the Company’s results as it reflects the Company’s underlying performance for the period under evaluation.

The CODM’s primary focus for review and resource allocation is the Company as a whole and not any component part of the business. Having considered these factors, management has judged that the Company having three operating segments under IFRS 8.

18

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 (Unaudited)
(Amounts in U.S. dollars)

18. REVENUE AND SEGMENTED INFORMATION (continued)

	United Kingdon	USA	Canada	Mexico	Total
Three months ended March 31, 2023	$	$	$	$	$

Sponsorship	-	2,075,709	-	-	2,075,709
Winning/Player buyout/Other	-	84,942	-	-	84,942
Total Team Revenue	-	2,160,651	-	-	2,160,651

Cost of Sales	-	1,491,993	-	-	1,491,993
Gross profit	-	668,658	-	-	668,658

Influencer / on screen talent representation	634,373	-	-	-	634,373
Digital media	-	2,060,460	-	-	2,060,460
Total Agency Revenue	634,373	2,060,460	-	-	2,694,833

Cost of sales	531,846	827,919	-	-	1,359,765
Gross profit	102,527	1,232,541	-	-	1,335,068

Content production	-	195,229	-	-	195,229

Cost of sales	-	169,452	-	-	169,452
Gross profit	-	25,777	-	-	25,777

Non-current assets	266,720	9,142,951	-	-	9,409,671

Three months ended March 31, 2022
	Europe	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	1,823,514	-	-	1,823,514
Winning/Player buyout/Other	-	-	-	99,848	99,848
Total Team Revenue	-	1,823,514	-	99,848	1,923,362

Cost of Sales	-	1,077,549	-	51,951	1,129,500
Gross profit	-	745,965	-	47,897	793,862

Influencer / on screen talent representation	1,268,397	-	-	-	1,268,397
Digital media and marketing	-	1,725,815	-	-	1,725,815
Total Agency Revenue	1,268,397	1,725,815	-	-	2,994,212

Cost of sales	1,010,834	1,100,952	-	-	2,111,586
Gross profit	257,563	624,863	-	-	882,626

Content production	-	122,500	-	-	122,500

Cost of sales	-	153,787	-	-	153,787
Gross profit	-	(31,287)	-	-	(31,287)

Non-current assets	1,371,407	11,846,578	322,902	79,240	13,620,127

19

GAMESQUARE ESPORTS INC. NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 (Unaudited)
(Amounts in U.S. dollars)

19. SUBSEQUENT EVENTS

Acquisition by Engine Gaming and Media Inc.

On April 11, 2023, the Company announced that it completed its previously announced plan of arrangement (the "Arrangement") with Engine Gaming and Media, Inc. (“Engine”) resulting in the Engine acquiring all of the issued and outstanding securities of the Company. As a result of the completion of the Arrangement, the Company’s common shares have been halted from trading on the Canadian Securities Exchange and will be subsequently delisted. The combined entity is now known as GameSquare Holdings, Inc. (“GameSquare Holdings”) with shares traded on the Nasdaq Capital Market and TSX Venture Exchange under the ticker symbol GAME.

Prior to the closing of the Arrangement, Engine closed a public offering of 7,673,000 subscription receipts (the "Subscription Receipts") at an issue price of US$1.25 per Subscription Receipt, including the partial exercise of an over-allotment option, for aggregate gross proceeds of $9,591,250. As a result of the closing of the Arrangement, the Subscription Receipts were consolidated on the same ratio as the Consolidation (as discussed below) and automatically exchanged on a one-to-one basis for common shares of the GameSquare Holdings without any further action on the part of the holder and without payment of additional consideration. GameSquare Holdings enacted a reverse stock split to consolidate (the “Consolidation”) the outstanding common shares on the basis of one new common share for every four existing common shares. As a result, GameSquare Holdings has approximately 12.9 million shares outstanding following completion of the Consolidation, the Arrangement and the conversion of the Subscription Receipts.

The board of directors of GameSquare Holdings includes Justin Kenna, Tom Walker, Travis Goff, Jerami Gorman, Tom Rogers (Executive Chairman), Lou Schwartz, and Stu Porter. These directors shall hold office until the first annual meeting of the shareholders of GameSquare Holdings following the closing, or until their successors are duly appointed or elected. The management team of GameSquare Holdings includes Justin Kenna as Chief Executive Officer, Lou Schwartz as President, Mike Munoz as Chief Financial Officer, Sean Horvath  Chief Revenue Officer, Paolo DiPasquale as Chief Strategy Officer, Tyler "Ninja" Blevins as Chief Innovation Officer, John Wilk as General Counsel, and Matt Ehrens as Chief Technology Officer.

Other Subsequent Events

On April 3, 2023, 150,000 Proportionate Voting Shares were converted to 15,000,000 common shares of the Company.

On April 3, 2023, 199,000 common shares of the Company were issued for consideration on the acquisition of Reciprocity.

On April 10, 2023, 1,250,000 common shares of the Company were issued for consideration on the acquisition of Reciprocity.

On April 11, 2023, on the close of the public offering noted above, the Company repaid the balance of the Facility of $825,810 and associated accrued legal fees of $80,133. See Note 9.

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